FOR IMMEDIATE RELEASE

Contact:

Dan Goldstein, Chairman, Formula Systems (1985) Ltd.
011-972-9-959-8800

Dennis S. Dobson Inc. for Formula Systems (1985) Ltd.
203-255-7902

FORMULA SYSTEMS (1985) LTD. ANNOUNCES DISTRIBUTION OF CASH DIVIDEND TO ITS SHAREHOLDERS

Herzliya, Israel, May 8, 2005 — Formula Systems (1985) Ltd. (Nasdaq: FORTY), a leading provider of information technology products, solutions and services, today announced that its board of directors has approved the distribution of a cash dividend to the holders of Formula ordinary shares, payable on June 1, 2005 (the "Distribution Date") with respect to each outstanding Formula ordinary share held as of the close of business day on May 18, 2005, (the "Record Date") subject to withholding tax as described below.

The cash distribution will be in the amount of 17.5 New Israeli Shekels (NIS) per ordinary share, (approximately $4 per share), or 231 million NIS in the aggregate (approximately $53 million). The ex-dividend date for the purpose of trading of the ordinary shares and the American Depository Shares ("ADS's") in the Tel Aviv Stock Exchange and NASDAQ is May 19, 2005.

On the Distribution Date, each Formula shareholder will receive a cash amount, net of Israeli withholding taxes at a rate of 25%, unless such holder has presented to Formula sufficient evidence of its exemption from withholding taxes in accordance with the requirements of Israeli law.

The dividend to be distributed to holders of Formula ADS's will be released to Formula’s depositary, The Bank of New York, net of Israeli withholding taxes as described above. As contemplated by the agreement among The Bank of New York, Formula and the holders of Formula ADS's, The Bank of New York will distribute the cash dividend (net of depositary fees) to the holders of Formula ADS's.

Dan Goldstein, Chairman of Formula said: "Following the crystallization of the company's new strategy with regard to its investments, realization of assets, the re-financing of the company's debt and expected cash flow derived from received dividends and asset realization, the company's board of directors has decided that sums that are not planned to be used for investments in the near future, will be distributed to the shareholders as a cash dividend. This is our first cash dividend and we expect to continue this policy in the future to the extent that the company's performance will allow it."

Formula Systems (1985) Ltd.  (NASDAQ: FORTY):

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements contained in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially.  These risks and uncertainties include, but are not limited to: successful consumption of the transactions contemplated in this press release, market demand for the companies' products, dependence on strategic partners, integration of new business, successful implementation of the companies' products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula's Securities and Exchange Commission filings, including its most recent annual report on Form 20-F.  Formula undertakes no obligation to publicly release any revision to any forward looking statement.